# Quoin Capital, LLC

Financial Statements and Supplementary Information
Required by the
Securities and Exchange Commission
Pursuant to Rule 17A-5

For the Year Ended December 31, 2020
(With the Report of Independent Registered Public Accounting Firm Thereon)

**QUOIN CAPITAL, LLC.**
**Table of Contents**
**For the Year Ended December 31, 2020**

CONTENTS

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66980 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 AND ENDING 12/31/20
MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUOIN CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street Suite 1808
(No. and Street)

| Philadelphia | Pennsylvania | 19002 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maceo N. Davis (215) 564-1222
(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC
(Name – if individual, state last, first, middle name)

| 400 Old Forge Lane Suite 401 | Kennett Square | PA | 19348 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, __Maceo N. Davis__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Quoin Capital LLC__ _____, as of __December 31__, __2020__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

_____



Commonwealth of Pennsylvania - Notary Seal
Bethanne Wesolowski, Notary Public
Philadelphia County
My commission expires October 31, 2021
Commission number 1177252
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Title PRESIDENT

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Quoin Capital, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quoin Capital, LLC, as of December 31, 2020, and the related statements of income, changes in members' equity (deficit), changes in liabilities subordinated to claim of general creditors, and cash flows for the year ended  December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Quoin Capital, LLC's management. Our responsibility is to express an opinion on Quoin Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quoin Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The computation of net capital pursuant to rule 15c3-1 and computation for determination of reserve requirements pursuant to rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Quoin Capital, LLC's financial statements. The supplemental information is the responsibility of Quoin Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*RW Group, LLC*

We have served as Quoin Capital, LLC's auditor since 2015.

Kennett Square, Pennsylvania

March 29, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA  19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

QUOIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2020

## ASSETS

**Current Assets**
Cash and cash equivalents                               $   252,207
Marketable securities                                        235,463
Other current assets                                          38,749

    **Total Current Assets**                               $   526,419

**Furniture and equipment**
Furniture and equipment, at cost,
Less Accumulated depreciation, of $16,348                          -

    **Net furniture and equipment**                             -

**Other Assets**
Lease right to use asset                                       6,551

    **Total Other Assets**                                     6,551

**TOTAL ASSETS**                                             532,970


## LIABILITIES

**Current Liabilities**
Accounts payable                                        $    13,627
Commission payable                                           25,511
Payable to members                                            7,500
Lease Liability                                               7,344

    **Total Current Liabilities**                             53,982

**Total Liabilities**                                        53,982

**Members' Equity**                                         478,988


**TOTAL LIABILITIES AND MEMBERS EQUITY**                 $   532,970


The accompanying notes are an integral part of these financial statements

## QUOIN CAPITAL, LLC
## Statement of Income
## For the Year Ended December 31, 2020

**Revenues**

| | | |
|---|---|---:|
| Trading income | $ | 25,004 |
| Commissions | | 38,580 |
| Underwriting | | 144,836 |
| Fee income | | 9,237 |
| Interest income | | 3,640 |
| Dividend income | | 15,387 |
| Unrealized gain on securities | | 30,265 |
| | | |
| Total Income | $ | 266,949 |

**Expenses**

| | |
|---|---:|
| Commission expense | 35,409 |
| Clearing charges | 50,751 |
| Officer compensation | 36,000 |
| Computers and technology | 45,404 |
| Regulatory and licensing | 12,267 |
| Occupancy expense | 17,978 |
| Other operating expenses | 2,977 |
| Travel and entertainment | 3,063 |
| Trading execution charges | 11,205 |
| Membership dues and subscriptions | 7,804 |
| Professional fees | 23,228 |
| Consulting fees | 3,000 |
| Communication expense | 5,627 |
| Taxes | 2,277 |
| Office supplies | 843 |
| Marketing | 2,889 |
| | |
| Total Expenses | 260,722 |

| | | |
|---|---|---:|
| **Net Income (Loss)** | $ | 6,227 |

The accompanying notes are an integral part of these financial statements

**QUOIN CAPTAL, LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2020**

**Members units**

| | |
|---|---:|
| Units outstanding, January 1, 2020 | 1,304 |
| Units outstanding, December 31, 2020 | 1,304 |
| Balance, at cost, Beginning and End of Year | $ 353,886 |

**Retained earnings (deficit)**

| | |
|---|---:|
| Balance, January 1, 2020 | $ 123,163 |
| Net Income (loss) | 6,227 |
| Distributions | (4,288) |
| Balance, December 31, 2020 | 125,102 |

| | |
|---|---:|
| **Total members' equity** | $ 478,988 |

The accompanying notes are an integral part of these financial statements.

**QUOIN CAPTAL, LLC**
**Statement of Changes in Liabilities Subordinated to Claims**
**Of General Creditors**
**For the Year Ended December 31, 2020**

| | | |
|---|---|---|
| Subordinated borrowings at January 1, 2020 | $ | -0- |
| Changes in Subordinated borrowing | | -0- |
| Subordinated borrowings at December 31, 2020 | $ | -0- |

The accompanying notes are an integral part of these financial statements.

**Quoin Capital, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2020**

**Cash flows provided (used) by operating activities**

| | | |
|---|---|---:|
| Net income | $ | 6,227 |

Adjustments to reconcile change in net assets to net cash
provided by operating activities:

Change in assets and liabilities:

| | |
|---|---:|
| Decrease in due from broker dealers | 2,393 |
| Increase in marketable securities | (45,652) |
| Increase in other assets | (327) |
| Increase in accounts payable | 2,330 |
| Increase in commission payable | 15,925 |
| Increase in salary payable to member | 7,500 |
| Net cash provided (used) by operating activities | (11,604) |

**Cash flows provided (used) by investing activities**

| | |
|---|---:|
| Decrease in lease right of use asset | 12,499 |
| Net cash provided (used) by investing activities | 12,499 |

**Cash flows provided (used) by financing activities**

| | |
|---|---:|
| Decrease in lease liability | (12,499) |
| Distributions to members | (4,288) |
| Net cash provided (used) by financing activities | (16,787) |
| Net decrease in cash | (15,892) |

**Cash, cash equivalents and restricted cash**

| | | |
|---|---|---:|
| Cash, cash equivalents and restricted cash – January 1, 2020 | | 268,099 |
| Cash, cash equivalents and restricted cash – December 31, 2020 | $ | 252,207 |

**Supplemental cash flow disclosures:**

| | | |
|---|---|---:|
| Interest paid | $ | -0- |

The accompanying notes are an integral part of these financial statements.

## 1.    NATURE OF THE ORGANIZATION

Quoin Capital, LLC, A Delaware limited liability company, established on August 24, 2004. The company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $0 for the year ended December 31, 2020.

### C. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Furniture | 7 years |
| Office and Computer Equipment | 5 years |

Depreciation commences the month following month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

### D. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The Company considers all highly liquid investments with original maturity of three (3) months or less as cash. At December 31, 2020, the Company did not have any restricted cash.

E. VALUATION OF MARKETABLE SECURITIES

The Company holds an investment in marketable securities. These securities are traded in highly liquid markets. They are presented at Fair Market Value.

F. INCOME TAXES

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

G. ACCOUNTING FOR UNCERTAINITY IN INCOME TAXES

The Management recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the partnership had no uncertain tax positions that require financial statement recognition or disclosure. The partnership is no longer subject to income tax examinations by U.S. Federal, State or local authorities for years prior to 2016, which is the standard statute of limitations look-back period.

H. REVENUE RECOGNITION

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The Company has three primary lines of business: (i) brokerage commissions (ii) distribution fees and (iii) other fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Fees Earned. The Company receives fees based upon its participation in the underwriting of fixed income securities, primarily municipal securities. The Company may either sell these securities in an initial or secondary offering, or act as an intermediary in the buying or selling of these securities on behalf of its customers. The Company will receive a fee, frequently in the form of a markup, for providing this service. The performance obligation is satisfied on the date the transaction is settled because there are no remaining tasks which are to be performed related to the service that is delivered.

From time to time the Company performs other functions for the convenience of its customers. In these cases, the Company performs a simple act for which it receives a fee. The performance obligation is satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

I.   OPERATING LEASES

On January 1, 2019, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will either be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement.

3.   **FURNITURE, EQUIPMENT AND DEPRECIATION**

Furniture, equipment and the related accumulated depreciation at December 31, 2020 consists of the following:

| | | |
|---|---|---:|
| Furniture | $ | 11,406 |
| Computer and office equipment | | 4,942 |
| Total | | 16,348 |
| Accumulated depreciation | | (16,348) |
| Net Furniture and Equipment | $ | - |

4.   **OPERATING LEASE COMMITMENTS**

The Company has entered into leasing arrangements for office space, which expires May 31, 2021. As of December 31, 2020 the remaining future minimum lease payments are as follows:

### 4. OPERATING LEASE COMMITMENTS, continued

|  |  |
|---|---|
| December 31, 2021 | 6,005 |

Rent expense incurred for the year ended December 31, 2020 was $17,978.

### 5. CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the company's management, the amount of such losses that might result from these claims, if any, would not materially affect the company's financial position.

### 6. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2020 the Company had a net capital of approximately $404,921 which was $304,921 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was .08 to 1.

### 7. SUBSEQUENT EVENT

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 29, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

### 9. CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts, which, at times may exceed federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks on its cash accounts.

### 10. RISK AND UNCERTAINTIES

During the 2020 calendar year, the World Health Organization declared the outbreak of the coronavirus (COVID-19) to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets, and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplementary Information

**QUOIN CAPITAL, LLC**
**Schedule I**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**As of December 31, 2020**

## COMPUTATION OF NET CAPITAL

| | |
|---|---:|
| Total member's equity qualified for net capital | $ 478,988 |
| Add: | |
| A. Allowable credits and other additions | 0 |
| Total capital and allowable credits and other additions | 478,988 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Draws against commission | 30,433 |
| Other assets | 8,316 |
| Total deductions and/or charges | 38,749 |
| Net capital before haircuts on securities positions | 440,239 |
| Haircuts on securities | |
| A. Trading securities | (35,318) |
| Total haircuts on securities | (35,318) |
| **Net capital** | $ 404,921 |

## AGGREGATED INDEBTEDNESS

| | |
|---|---:|
| Items included in statement of financial condition: | |
| Accounts payable, commission payable, and excess of lease liability over lease asset | $ 47,431 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| Minimum net capital required (6 2/3% of total Aggregate indebtedness) | $ 3,164 |
| Minimum dollar net capital requirement of Reporting broker or dealer | $ 100,000 |
| Net capital requirement (greater of above two Minimum requirement amounts) | $ 100,000 |

## QUOIN CAPITAL, LLC
## Schedule I (continued)
## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## As of December 31, 2020

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

| | |
|---|---|
| Net capital in excess of required minimum | $ 304,921 |
| Ratio: Aggregate indebtedness to net capital | .08 to 1 |

### RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation..

| | |
|---|---|
| Net capital as reported in the Company's Part II (unaudited) Focus report | $ 404,921 |
| No changes | -0- |
| Net capital per above | $ 404,921 |

QUOIN CAPITAL, LLC
Schedule II
Computation for Determination of Reserve Requirements Under
Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the computation for Determination of reserve requirements pursuant to Rule 15c3-3.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2020



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Quoin Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Quoin Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quoin Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Quoin Capital, LLC stated that Quoin Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quoin Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quoin Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*RW Group, LLC*

Kennett Square, Pennsylvania
March 29, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com



*23 February 2021*

## *Exemption Report*

*Quoin Capital, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:*

*(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).*

*(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period January 1, 2020 to December 31, 2020 without exception.*

*Quoin Capital, LLC,*
*I, Maceo N. Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.*

*By:* _____
*President*

Quoin Capital LLC  Member FINRA, MSRB and SPIC

p: 215-564 1222 f: 215-564 1799 e: mdavis@quoincapital.com a: 1515 Market St., Ste 1808, Phila., PA 19102